UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, December 16th 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP ACQUIRES THREE WIND FARMS IN FRANCE WITH 30 MW OF CAPACITY TO BE DEVELOPED

NEO - Novas Energías do Ocidente, S.A. (“NEO”) – the EDP Group’s company for the development of projects in the renewable energies sector in the lberian Peninsula and Europe – acquired from Nuon France Holding SAS, three wind farms in Bretagne (France) – Le Gollot (10.4 MW), Keranfouler (9.1 MW) and Plouvien (10.4 MW) – for a total value of 4.4 million euros, of which 1.9 million euros are to be paid with the signature of the contract and 2.5 million euros will be paid until the start of operations of these wind farms. The completion of the acquisition of the Plouvien wind farm is still subject to the fulfilment of certain conditions by the seller.

The three wind farms, with a total capacity of 30 MW, are expected to work, on average, 2.250 hours/year. These projects, that will require an additional 32 million euros investment, are fully licensed and its construction will begin in the first quarter of 2006. It is foreseeable that these wind farms will be fully operational before the end 2006.

This acquisition represents the first step of NEO’s international expansion. Until the end of 2010, NEO expects an additional 500 MW of installed capacity to be developed in other European markets, outside lberia.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt	EDP – Energias de Portugal, S.A.

EDP - Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal, 12    1250-162 Lisboa     Portugal Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company  Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 19, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer